EXHIBIT 11
J.P. MORGAN CHASE & CO.
Computation of Earnings per Common Share

For a discussion of the computation of basic and diluted earnings per common share, see Note 17 of JPMorgan Chase’s 2000 Annual Report.

(in millions, except per share amounts)	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2001	2000	2001	2000

Basic Earnings per Share Earnings: Net Income	$449	$1,398	$2,026	$5,019

Less: Preferred Stock Dividends	13	24	53	75

Net Income Applicable to Common Stock	$436	$1,374	$1,973	$4,944

Shares:

Basic Average Common Shares Outstanding	1,975.3	1,893.3	1,973.5	1,870.7

Net Income per Share (a)	$0.22	$0.73	$1.00	$2.64

Diluted Earnings per Share Earnings: Net Income Applicable to Common Stock	$436	$1,374	$1,973	$4,944

Shares:

Basic Average Common Shares Outstanding	1,975.3	1,893.3	1,973.5	1,870.7

Additional Shares Issuable upon Exercise of Stock Options for Dilutive Effect	45.6	90.1	55.4	85.1

Average Common Shares Outstanding Assuming Dilution	2,020.9	1,983.4	2,028.9	1,955.8

Net Income per Share (a)	$0.22	$0.69	$0.97	$2.53

(a)	Basic and diluted earnings per share have been reduced by $0.01 in the first nine months of 2001 due to the impact of the adoption of SFAS 133 relating to the accounting for derivative instruments and hedging activities.